Thacher Proffitt & Wood llp Two World Financial Center New York, NY 10281 (212) 912-7400

Fax: (212) 912-7751 www.tpw.com

                    April 26, 2006

Daniel H. Morris
Attorney-Advisor
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	BNP Paribas Mortgage ABS LLC
Registration Statement on Form S-3
Filed March 31, 2006
File No. 333-131691

Dear Mr. Morris:

We have received and reviewed your comment letter dated April 13, 2006 to our submission of March 31, 2006. This cover letter and the enclosed revised filing is intended to respond to the points raised in your letter in addition to providing you with the supplemental information requested by several comments. In some of our responses we proffer an explanation for our belief that a revision is not necessary and we would appreciate your additional consideration of these points in particular.

We have enclosed both clean and marked copies to show changes of the reviewed filing.

We appreciate the Commission’s continued review of our intended disclosure and look forward to working with you on such questions as may be presented in the course of developing a Regulation AB compliant filing for BNP Paribas Mortgage ABS LLC.

Registration Statement on Form S-3

General

Comment

1.
We note your response to prior comment 4. Please confirm, if true, that no affiliates of BNP Paribas Mortgage ABS LLC have been subject to Exchange Act reporting requirements. Alternatively, please confirm that the affiliates have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. In addition, please provide the CIK codes for these affiliates.

Response

The registrant has advised us that this is a new registration statement and that the only issuing entity previously established directly or indirectly by this registrant or any of its affiliates is BNP U.S. Funding L.L.C. Its CIK number is 0001054659. Further, all reports (including on Forms 10-K, 8-K and 10-D, as applicable) and other materials that are required to be filed pursuant to an Exchange Act requirement, as to any class of asset-backed securities backed by residential mortgage loans, that were required to be filed during the period April 26, 2005 through April 26, 2006 have been timely filed. In making this confirmation, we take into account the definitions and conditions set forth in General Instruction I.A.4.

Prospectus Supplement #1

Cover Page

Comment

2.
We note the revisions you have made in response to prior comment 8. However, when referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation AB for the definition of issuing entity and revise to refer to the issuing entity, as opposed to the trust.

Response

We have made this change.

Summary of Prospectus Supplement, page S-4

Comment

3.
While we note the disclosure you have added in response to prior comment 23, please further expand the bracketed language you have provided on page S-6 to illustrate the form of disclosure you would provide in response to the requirements of Item 1103(a)(5), if applicable.

Response

We have made this change.

Prospectus Supplement # 2

Cover Page

Comment

4.
While we note the changes you made in response to prior comment 8, the entity named in the box on the left side of the cover page for the second prospectus supplement appears to be the depositor as opposed to the issuing entity. See Item 1102(d) of Regulation AB and revise accordingly.

Response

We have made this change.

Offered Notes, page S-5

Comment

5.	We note your response to prior comment 11. We re-issue this comment with respect to prospectus supplement #2.

Response

We confirm that we have identified in the summary all offered and non-offered securities under this prospectus.

Base Prospectus

Cover Page

Comment

6.	We note your response to prior comment 20, however, it appears that the cover page has not been revised. We re-issue the prior comment.

Response

We have deleted all references to “other types of credit enhancement.”

The Mortgage Pools, page 2

Comment

7.
We note your response to prior comment 21. Please confirm that you will disclose as of the applicable cut-off date both the number of delinquent loans and the aggregate balance of the delinquent loans for each 30/31 day bucket through charge-off. Additionally, please revise the delinquency and loss tables in your supplements accordingly.

Response

We confirm that we will disclose as of the applicable cut-off date both the number of delinquent loans and the aggregate balance of the delinquent loans for each 30/31 day bucket through charge-off and have accordingly revised the delinquency and loss tables in the prospectus supplements.

Distributions of Interest and Principal on the Securities, page 39

Comment

8.	While we note your response to prior comment 22, please confirm that in no event would payments of interest on the securities be based on a stock or commodities index.

Response

We confirm that in no event would payments of interest on the securities be based on a stock or commodities index.

Other Financial Obligations Related to the Securities, page 50

Comment

9.
We note your response to prior comment 28. Please provide us more information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or to a class of offered securities. For example, how will they operate? Will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs? Please refer to the discussion at Section III.A.2. of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68.

Response

We have deleted all references to credit default swaps.

Purchaser Obligations, page 52

Comment

10.
Please explain whether the trustee, issuing entity, or a party designated by the issuing entity will have the power to exercise the put option. If so, please explain whether such purchase obligations are consistent with the requirements of Rule 3a-7 of the Investment Company Act of 1940 (“1940 Act”). Specifically, please explain whether the sale of the issuing entity’s assets pursuant to an agreement based on a conditional event is consistent with the requirement in Rule 3a-7(a)(3) that the assets disposed of by the issuing entity are not done for the primary purpose of recognizing gains or decreasing losses resulting from market value changes. Please also explain whether the sale of the issuing entity’s assets is consistent with the requirement in Rule 3a-7(a)(1) that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

Alternatively, please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity’s asset composition will comply with interpretations issued by 1M regarding Section 3(c)(5)(C) unless at least 55% of its assets directly consist of “mortgages and other liens on and interests in real estate” and the remaining 45% of its assets consist primarily of real estate-type interests. See e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45 % of the issuer’s assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer’s assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

Response

With respect to any take down involving a purchase obligation or put option as described in the base prospectus and for which mortgage loans are the underlying assets, the exemption to the Investment Company Act the issuing entity will rely upon is Section 3(C)(5)(C), not Rule 3a-7. Section 3(c)(5)(C) of the 1940 Act excepts from the definition of investment company any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type of periodic payment plan certificates, and who is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

The SEC has taken the position that a company is not exempted under Section 3(c)(5)(C) unless at least 55% of its assets consist of ‘mortgages and other liens on and interests in real estate’ (‘55% test’), and the remaining 45% of its assets consist primarily of real estate-type interests (‘45% test’).” See for example, Greenwich Capital Acceptance, Inc., SEC No-Action Letter (Aug. 8, 1991), NAB Asset Corporation, SEC No-Action Letter (June 20, 1991). In general, the staff has taken the position that qualifying interests include, among other things, fee interests in real estate, mortgage loans and other interests secured by real estate, leasehold interests and notes fully secured by a mortgage solely on real estate. The Staff has also taken the position that securities representing an interest in a pool of mortgages (that is, mortgage backed securities) may be qualifying interests if the holder has the same economic experience as a person holding the underlying mortgages, such as agency “whole pool” GNMA, FNMA or FHLMC certificates. In the case of non-agency issuers, this has been interpreted to require that the holder has the right to foreclose on the underlying real estate.

In order to comply with the ‘45% test’, a company must invest at least 25% of its total assets in real estate-type interests (subject to reduction to the extent that it invests more than 55% of its total assets in assets meeting the 55% test) and may invest no more than 20% of its total assets in miscellaneous investments. See for example, Greenwich Capital Acceptance, Inc., SEC No-Action Letter (Aug. 8, 1991); NAB Asset Corporation, SEC No-Action Letter (June 20, 1991).

As stated in the offering documents, each series of securities will be backed by a trust fund consisting primarily of a segregated pool of mortgage loans, including: mortgage loans secured by first and junior liens on the related mortgage property; home equity revolving lines of credit; mortgage loans where the borrower has little or no equity in the related mortgaged property; mortgage loans secured by one-to-four family residential properties; mortgage loans secured by multifamily properties, commercial properties and mixed residential and commercial properties, manufactured housing conditional sales contracts and installment loan agreements or interests therein; and mortgage securities issued or guaranteed by Ginnie Mae, Fannie Mae, Freddie Mac or other government agencies or government-sponsored agencies or non-agency issued mortgage securities.

We confirm that each series will invest its assets in order to satisfy the 55% and 45% tests of Section 3(c)(5)(C) as described above, except as follows. All of the assets in the preceding paragraph will be eligible for the 55% test, with the exception of non-whole pool agency mortgage securities, and non-whole pool non-agency issued mortgage securities that do not have unilateral foreclosure control rights as to the underlying mortgage loans.

However, a transaction with a purchase obligation described above would not violate Rule 3a-7 since it would not be considered a redeemable security and would remain in compliance with the other requirements of Rule 3a-7. A purchase obligation is intended to guarantee the maturity of a class or classes of certificates. For instance, in a transaction where the mortgage pool includes adjustable-rate mortgage loans that are fixed for a certain number of years following origination, the issuing entity may require a mandatory call of certain classes of certificates (for at least par value of the certificates at the time) at the end of the fixed rate period (which is at least three years). The certificateholders do not have any rights with respect to the timing or the exercise of this feature, if included because the timing will be pre-determined and the exercise will be mandatory. Any transaction with a purchase obligation will contain additional detailed disclosure in the prospectus supplement outlining all material terms and conditions for investors.

Please contact Nilo J. Barredo at (212) 912-7480 or the undersigned at (212) 912-7472 with any further questions.

Sincerely,

/s/ Richard D. Simonds Jr.
Richard D. Simonds Jr.